Annual Shareholder Meeting Results:

Income Opportunity held its annual meeting of shareholders on April 14, 2011.

Income Opportunity:

Shareholders voted as indicated below:				Withheld
						Affirmative 	Authority

Election of Bradford K. Gallagher
Class III to serve until 2014 			13,263,505 	165,393
Election of Alan Rappaport
Class III to serve until 2014 			13,257,022 	171,876

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, James A.Jacobson, Hans W.Kertess, John C. Maney+ and William B. Ogden, IV, continued to serve as Trustees.
__________________
+ Interested Trustee